Exhibit 99.6

FELDMAN FINANCIAL ADVISORS, INC.

8804 MIRADOR PLACE

MCLEAN, VA 22102

(202) 467-6862

Security Bank, s.b.

Springfield, Illinois

Conversion Valuation Appraisal Update

Valued as of March 14, 2025

Prepared By

Feldman Financial Advisors, Inc.

McLean, Virginia

FELDMAN FINANCIAL ADVISORS, INC.

8804 MIRADOR PLACE

MCLEAN, VA 22102

202-467-6862

March 14, 2025

Board of Directors

Security Bank, s.b.

510 East Monroe Street

Springfield, Illinois 62701

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (the “Appraisal”) of the estimated pro forma market value of Security Bank, s.b. (“Security” or the “Bank”) as of March 14, 2025 in conjunction with the Bank’s conversion (the “Conversion”) from the mutual form of organization to the stock form of organization, issuance of all of its capital stock to a newly formed stock holding company known as Security Midwest Bancorp, Inc. (“Security Midwest Bancorp” or the “Company”), and offering for sale of all of the Company’s common stock to eligible depositors of the Bank, the Bank’s employee stock ownership plan (“ESOP”), and certain members of the general public in a subscription and community offering (the “Stock Offering”). This updated Appraisal is being furnished in connection with the reporting of recent operating results by the Bank and a review of current thrift stock market conditions.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and advisory firm that specializes in valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. In preparing the original and updated Appraisals, we conducted an analysis of the Bank that included discussions with the Bank’s management, the Bank’s legal counsel, Luse Gorman, PC, and the Bank’s independent registered public accounting firm, Wipfli LLP. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed, among other factors, the economy in the Bank’s primary market area and compared the Bank’s financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular. Our original Appraisal of the Bank as of August 30, 2024 is incorporated and supplemented herein by reference.

Our Appraisal is not intended and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the offering. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the offering will thereafter be able to sell such shares at prices related to our estimate of the Bank’s initial pro forma market value.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Recent Financial Performance

Table 1 summarizes Security’s key balance sheet data and Table 2 presents the balance sheet concentration ratios as of December 31, 2022 to 2024. Table 3 summarizes the Bank’s recent income statement data for the annual periods. Table 4 displays selected financial ratios of the Bank for the recent historical periods. Exhibit 1 presents the Bank’s detailed balance sheets and Exhibit 2 shows the detailed income statements.

Table 1

Summary Balance Sheet Data

As of December 31, 2022 to 2024

(Dollars in Thousands)

	December 31,
	2024	2023	2022
Total assets	$214,541	$203,571	$222,301
Cash and cash equivalents (1)	43,540	33,810	63,036
Held-to-maturity securities	980	2,212	3,198
Available-for-sale securities	45,412	48,529	47,413
Federal Home Loan Bank stock	698	698	262
Total loans, net	113,048	107,081	96,740
Bank-owned life insurance	2,237	2,169	2,110
Premises and equipment, net	2,910	3,039	3,132
Total deposits	199,372	178,110	208,725
Federal Home Loan Bank advances	—	10,500	—
Total equity	13,951	13,453	12,045

(1)	Includes federal funds sold and time deposits.

Source: Security Bank, s.b., financial statements.

Security’s total assets amounted to $214.5 million at December 31, 2024, reflecting an increase of $11.0 million or 5.4% from total assets of $203.6 million at December 31, 2023. The increase in assets was primarily due to increases in cash and cash equivalents of $10.0 million and net total loans of $6.0 million, which were offset partially by a decrease in investment securities of $4.3 million. Cash and cash equivalents increased from $33.8 million at December 31, 2023 to $43.5 million at December 31, 2024 as the net increase in customer deposits was mainly reinvested in liquid assets. As shown in Exhibit 3, available-for-sale securities declined from $48.5 million to $45.4 million and held-to-maturity securities declined from $2.2 million to approximately $980,000 over the year-end periods. The Bank’s total deposits increased by $21.3 million or 11.9% from $178.1 million at year-end 2023 to $199.4 million at year-end 2024.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Table 2

Balance Sheet Concentration Ratios

As of December 31, 2022 to 2024

(Percent of Total Assets)

	December 31,
	2024	2023	2022
Cash and cash equivalents (1)	20.29%	16.61%	28.36%
Held-to-maturity securities	0.46	1.09	1.44
Available-for-sale securities	21.17	23.84	21.33
Federal Home Loan Bank stock	0.33	0.34	0.12
Total loans, net	52.69	52.60	43.52
Bank-owned life insurance	1.04	1.07	0.95
Premises and equipment, net	1.36	1.49	1.41
Other assets	2.66	2.96	2.88

Total assets	100.00%	100.00%	100.00%

Total deposits	92.93%	87.49%	93.89%
Federal Home Loan Bank advances	—	5.16	—
Other liabilities	0.57	0.74	0.69

Total liabilities	93.50	93.39	94.58
Total equity	6.50	6.61	5.42

Total liabilities and equity	100.00%	100.00%	100.00%

(1)	Includes federal funds sold and time deposits.

Source: Security Bank, s.b., financial statements.

The Bank’s net total loans increased by $6.0 million or 5.6% to $113.0 million at year-end 2024 from $107.1 million at year-end 2023. As shown in Exhibit 4, the increase in the Bank’s loan portfolio was primarily due to an increase in commercial real estate loans of $12.1 million or 29.1% from $41.8 million at year-end 2023 to $53.9 million at year-end 2024. The Bank’s non-performing loans declined from $4.1 million or 3.73% of total loans at year-end 2023 to $1.2 million or 1.08% of total loans at year-end 2024, in part due to the charge-off in 2024 of a hotel loan that had been fully reserved for previously. At December 31, 2024, loan balances from the Bank’s cannabis-related business (“CRB”) customers and their associated real estate entities totaled approximately $23.3 million or 20.4% of the Bank’s total loans. At December 31, 2024, deposit balances from CRB customers amounted to $58.6 million or 29.5% of total deposits. At December 31, 2024, one individual customer accounted for more than 10% of the Bank’s total deposits, holding $32.2 million of deposits or 16.2% of total deposits at that date.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

The Bank’s total equity increased by $498,000 or 3.7% to $14.0 million at December 31, 2024 from $13.5 million at December 31, 2023. The Bank’s ratio of total equity to total assets declined moderately from 6.61% at year-end 2023 to 6.50% at year-end 2024 due to the expansion of total assets in 2024. The Bank’s accumulated other comprehensive loss (“AOCL”) widened from $4.5 million at December 31, 2023 to $4.7 million at December 31, 2024. The Bank’s AOCL represents the after-tax effect of unrealized losses on available-for-sale securities in its investment portfolio.

The Bank’s regulatory capital ratios, which exclude the impact of the AOCL, also declined moderately in 2024. The Bank’s tier 1 leverage capital ratio declined from 8.62% at December 31, 2023 to 8.07% at December 31, 2024. The Bank’s tier 1 risk-based capital ratio declined from 15.91% at December 31, 2023 to 15.73% at December 31, 2024. The Bank’s total risk-based capital ratio declined from 17.91% at December 31, 2023 to 16.85% at December 31, 2024. The Bank continued to be considered “well capitalized” for regulatory purposes at December 31, 2024.

Security’s net income for the year ended December 31, 2024 was $683,000, reflecting a decrease of $1,000 or 0.1% compared to net income of $684,000 for the year ended December 31, 2023. The decrease in net income was primarily due to a $942,000 increase in non-interest expense, partially offset by an $833,000 reduction in the provision for credit losses and a $148,000 increase in net interest income. The Bank’s return on average assets (“ROA”) declined moderately from 0.34% in 2023 to 0.32% for 2024. Similarly, the Bank’s return on average equity (“ROE”) decreased from 5.43% in 2023 to 4.63% for 2024.

The Bank’s net interest income increased by $148,000 or 2.1% to $7.2 million for the year ended December 31, 2024 as compared to $7.0 million for the year ended December 31, 2023. The interest rate spread decreased to 2.70% for the year ended December 31, 2024 from 3.35% for the year ended December 31, 2023. The net interest margin decreased to 3.48% for the year ended December 31, 2024 from 3.68% for the year ended December 31, 2023. The Bank’s interest rate spread and net interest margin were adversely impacted by the increases in market interest rates, which more rapidly impacted the Bank’s cost of funds. The expansion of interest-earning assets was the primary driver of the increase in net interest income. Average interest-earning assets increased from $191.0 million in 2023 to $206.0 million in 2024, and the weighted average yield increased by 71 basis points from 4.17% in 2023 to 4.88% in 2024. While the Bank maintains a relatively high concentration of liquid short-term assets, the higher market rates in the recent interest rate environment have benefitted the Bank’s net interest margin. The Bank’s cost of interest-bearing liabilities rose by 136 basis points from 0.82% in 2023 to 2.18% in 2024.

Security recorded a provision for credit losses of $39,000 for the year ended December 31, 2024, compared to a provision of $872,000 for the year ended December 31, 2023. The Bank’s allowance for credit losses amounted to $1.2 million at December 31, 2024 and $2.2 million at December 31, 2023, and represented 1.02% of total loans at December 31, 2024 and 1.97% of total loans at December 31, 2023. Net loan charge-offs totaled $55,000 and $1.0 million during the years ended December 31, 2023 and 2024, respectively.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Table 3

Summary Income Statement Data

For the Years Ended December 31, 2022 to 2024

	Year Ended
	December 31,
	2024	2023	2022
	(Dollars in Thousands)
Total interest income	$10,052	$7,962	$6,080
Total interest expense	2,875	933	223

Net interest income	7,177	7,029	5,857
Provision for credit losses	39	872	181

Net interest income after provision	7,138	6,157	5,676
Total non-interest income	1,977	2,003	2,240
Total non-interest expense	8,181	7,239	6,766

Income before income taxes	934	921	1,150
Provision for income taxes	251	237	303

Net income	$683	$684	$847

	Year Ended
	December 31,
	2024	2023	2022
	(Percent of Average Assets)
Total interest income	4.73%	4.01%	2.59%
Total interest expense	1.35	0.47	0.09

Net interest income	3.38	3.54	2.49
Provision for credit losses	0.02	0.44	0.08

Net interest income after provision	3.36	3.10	2.41
Total non-interest income	0.93	1.01	0.95
Total non-interest expense	3.85	3.64	2.88

Income before income taxes	0.44	0.46	0.49
Provision for income taxes	0.12	0.12	0.13

Net income	0.32	0.34	0.36

Source: Security Bank, s.b., financial statement data.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Table 4

Selected Financial Ratios and Other Data

As of or For the Years Ended December 31, 2022 to 2024

	As of or For the
	Year Ended
	December 31,
	2024	2023	2022
Performance Ratios
Return on average assets	0.32%	0.34%	0.36%
Return on average equity	4.63%	5.43%	6.11%
Net interest rate spread (1)	2.70%	3.35%	2.47%
Net interest margin (2)	3.48%	3.68%	2.59%
Non-interest expense to average assets	3.85%	3.64%	2.88%
Efficiency ratio (3)	89.37%	80.15%	83.56%
Capital Ratios
Average equity to average assets	6.95%	6.34%	5.90%
Tier 1 capital to average assets	8.07%	8.62%	7.16%
Tier 1 capital to risk-weighed assets	15.73%	15.91%	16.00%
Common equity tier 1 capital to risk-weighted assets	15.73%	15.91%	16.00%
Total capital to risk-weighted assets	16.85%	17.91%	17.08%
Asset Quality Ratios
Non-performing loans to total loans	1.08%	3.73%	2.32%
Non-performing assets to total assets	0.57%	2.01%	1.02%
Allowance for credit losses to total loans	1.02%	1.97%	1.13%
Allowance for credit losses to non-accrual loans	94.32%	52.91%	48.63%
Net charge-offs to average loans	0.93%	0.05%	0.59%
Other Data
Number of offices	3	3	3
Number of full-time employees	46	44	43
Number of part-time employees	4	10	4

(1)	Difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Net interest income as a percentage of average interest-earning assets.
(3)	Non-interest expense divided by the sum of net interest income and non-interest income.

Source: Security Bank, s.b., financial data.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Security’s non-interest income amounted to approximately $2.0 million for both 2023 and 2024. Service fees on deposit accounts continued to be the main source of non-interest income and declined from $1.2 million in 2023 to $1.1 million in 2024. The decrease in service fees on deposits was due primarily to a decline in the volume of monthly maintenance fees and cash-counting service fees due to a significant decrease in the Bank’s largest CRB deposit account between the periods. This decrease was partially offset by an increase in the overall number of CRB accounts as the Bank has focused on expanding its relationship base to smaller customers. The ratio of non-interest income to average assets declined from 1.01% in 2023 to 0.93% in 2024.

The Bank’s non-interest expense increased by $942,000 or 13.0% from $7.2 million in 2023 to $8.2 million in 2024. The ratio of non-interest expense to average assets increased from 3.64% in 2023 to 3.85% in 2024. Salaries and employee benefits increased by $186,000 or 4.6% from $4.0 million in 2023 to $4.2 million in 2024. The increase in salaries and employee benefits was due chiefly to an increase in staffing levels and normal annual merit increases, partially offset by a decrease in expense related to the defined benefit pension plan in which the Bank participates, as it elected not to make an additional voluntary payment due to the effect of the increase in interest rates on the funding status of the plan. Professional fees increased by $643,000 or 90.6% from $709,000 in 2023 to $1.4 million in 2024. The increase in professional fees was attributable mainly to a write-off of certain capitalized fees incurred for previous services related to the Bank’s Conversion.

Comparative Group: Recent Financial Comparisons

Exhibits 6 through 10 summarize recent financial comparisons of Security with the public company Comparative Group for the last twelve months (“LTM”) ended December 31, 2024. The composition of the Comparative Group from the original Appraisal was modified to replace three companies. 1895 Bancorp of Wisconsin, Inc. was excluded due to its voluntary delisting from the NASDAQ Stock Market and current listing on the OTCQX Market. Generations Bancorp NY, Inc. and William Penn Bancorporation were removed because of their recently announced pending acquisitions by other financial institutions. These companies have been replaced by three new members that meet the revised selection criteria: (1) BV Financial, Inc., (2) Magyar Bancorp, Inc., and (3) SR Bancorp, Inc. The maximum asset size limitation for the Comparative Group was increased slightly from $1.0 billion to $1.1 billion to accommodate the inclusion of Magyar Bancorp (assets of $1.01 billion) and SR Bancorp (assets of $1.06 billion).

For the LTM ended December 31, 2024, 2024, Security’s ROA was 0.32% as compared to the Comparative Group’s median ROA of 0.36%. Excluding securities gains or losses, Security’s core ROA of 0.32% was lower than the Comparative Group’s median core ROA of 0.53%. The Bank’s profitability was characterized by a higher net interest margin and higher level of non-interest income, which were offset by a higher ratio of operating expenses to average assets that contributed to the Bank’s less favorable efficiency ratio. The Bank’s net interest margin amounted to 3.38% and surpassed the Comparative Group’s median of 2.87%. The Bank’s net interest

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

margin is bolstered by its significant concentration of low-cost demand deposits. The Bank’s non-interest income ratio at 0.98% of average assets exceeded the Comparative Group’s median of 0.39%. However, the Bank’s non-interest expense ratio at 3.85% of average assets was higher than the Comparative Group’s median of 2.44%. Consequently, the Bank’s efficiency ratio of 89.4% was above the Comparative Group’s median of 78.1%.

The Bank’s ratio of non-performing loans to total loans measured 1.08% and was higher the Comparative Group’s median of 0.42%. Similarly, the Bank’s 0.57% ratio of non-performing assets to total assets was higher than the Comparative Group’s median of 0.33%. Security’s 1.02% ratio of allowance for credit losses to total loans was lower than the Comparative Group’s median of 1.10%, and the Bank’s 94.3% ratio of allowance for credit losses to non-performing loans was lower than the Comparative Group’s median of 187.0%. The Bank’s allowance for credit losses was reduced from $2.2 million at December 31, 2023 to $1.2 million at December 31, 2024, mainly due to the charge-off of a hotel loan in 2024 that the Bank had already fully reserved for the charged-off amount.

The Bank’s 6.50% ratio of total equity to total assets was below the median of 14.30% for the Comparative Group. As noted earlier, the Bank’s equity ratio decreased moderately to 6.50% of total assets at December 31, 2024 versus 6.61% at December 31, 2023 due to the expansion of total assets during the year-over-year period. The Bank’s 6.50% ratio of tangible equity to tangible assets was also below the median of 14.13% for the Comparative Group.

Comparative Group: Recent Stock Price Performance

Since our original Appraisal as of August 30, 2024, market prices of bank and thrift stocks have performed with mixed results. In the first half of 2024, the S&P 500 Stock Index advanced 14.5% while the S&P Broad Market Index (“BMI”) Banks had moved upward by 10.4%. By year-end 2024, the S&P BMI Banks had appreciated by 30.0% over the year and outperformed the S&P 500 Index, which was up 23.3%. While the financial sector lagged the S&P 500 through the first half of the year, it started to outperform in the latter part of the summer and into the fall, and then spiked up immediately after the U.S. elections in November. The strong performance by financials was bolstered by the steeper yield curve, falling rates, and the strong U.S. economy. The Federal Reserve lowered the target federal funds rate by 50 basis points in September, which was followed by consecutive 25-basis point reductions in November and December. Additionally, the prospect rose that, under a new presidential administration, there could be a loosening of banking regulations, which could lead to an improvement in banking industry profits. Stock prices of smaller banks and thrifts had lagged the S&P BMI Banks performance in the first half of 2024, but began to generate solid gains in the second half of 2024 and into early 2025.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

However, market turbulence emerged in February 2025 that pushed stock prices lower and created tremendous volatility. The S&P 500 Stock Index reached an all-time high on February 19, 2025, but investor sentiment shifted sharply thereafter due to concerns about (1) the lofty prices of big tech stocks, (2) the possibility of slower economic growth, and (3) repercussions related to trade policy and tariffs. The financial sector notably turned weaker as the recession fears and other economic headwinds caused investors to question the outlook for consumer loan demand and credit quality stability. From February 19, 2025 to March 14, 2025, the S&P 500 Stock Index declined 8.2% and the S&P BMI Banks was down 13.7%.

Exhibit 11 summarizes the net change of the current Comparative Group’s stock prices and selected market indexes between August 30, 2024 (the date of the original Appraisal) and March 14, 2025. The S&P 500 Stock Index was down 0.2% over this period and the S&P BMI Banks was up marginally at 1.9%. The NASDAQ Banks Index was down 4.8% and the S&P Midwest Banks Index was down 6.5%. Overall, the Comparative Group displayed more robust performance in stock price movement over this period with an overall change reflecting a median increase of 13.9% and an average increase of 12.6%. Several of the recently converted companies in the Comparative Group were trading at low prices in August 2024 and experienced a catch-up in valuation levels since that period. The median price-to-book value (“P/B”) ratio for the current Comparative Group increased from 75.1% at August 30, 2024 to 81.1% at March 14, 2025. The median price-to-tangible book value (“P/TB”) ratio for the Comparative Group increased moderately from 78.3% at August 30, 2024 to 81.1% at March 14, 2025. The median price-to-earnings (“P/E”) ratio based on LTM core earnings for the Comparative Group declined from 18.3x as of August 30, 2024 to 17.7x as of March 14, 2025.

Valuation Review and Analysis

Since our original Appraisal, there has been no significant change in the Bank’s financial condition. The Bank’s total equity increased marginally by $91,000 from $13.9 million at June 30, 2024 to $14.0 million at December 31, 2024. The Bank’s non-performing assets declined from $2.0 million at June 30, 2024 to $1.2 million at December 31, 2024. The Bank’s earnings amounted to $592,000 for the LTM ended June 30, 2024 and $683,000 for the LTM ended December 31, 2024.

The average and median trading valuation ratios for the Comparative Group increased moderately since August 30, 2024. However, more recently, the trading market conditions for bank and thrift stocks and the overall market have exhibited increased volatility. In our original Appraisal, we concluded that the Bank’s pro forma market value should be discounted to the Comparative Group’s trading ratios due to downward adjustments for financial condition, liquidity of the stock issue, and marketing of the stock issue. The downward adjustment for financial condition was attributable to Security’s lower pro forma capital position and its higher historical level of non-performing assets to total assets. The downward adjustment for the liquidity of the issue took into consideration the lower number of shares to be outstanding and the lower market capitalization expected in comparison to the Comparative Group. The downward adjustment for marketing of the issue was based on the risk and uncertainty related to a new offering, which has become more pronounced in the current environment of stock market volatility.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

We believe that Security’s estimated pro forma market value should continue to reflect a discount to the Comparative Group as a result of the aforementioned factors. As was discussed in the original Appraisal, the Bank intends to use a portion of the net proceeds from the Conversion to pay costs associated with its planned withdrawal from the multiple-employer defined benefit pension plan in which it participates. The estimated cost of withdrawing from the pension plan was estimated at $1.8 million before taxes ($1.3 million after taxes) at the time of our original Appraisal. A more current estimate obtained by the Bank now estimates the cost at $1.4 million before taxes ($1.0 million after taxes).

The previous estimate for offering expenses was $1.65 million, which was included in the pro forma assumptions in the original Appraisal. The current estimate for offering expenses is $1.35 million, due in part to a portion of prior Conversion costs being charged to operations in 2024. Because of (1) the Bank’s slightly higher equity as of December 31, 2024 versus June 30, 2024, (2) the reduction in the pension plan withdrawal cost charged against earnings and equity, and (3) the reduction in offering expenses to be netted against gross proceeds, the pro forma equity levels will be slightly higher as compared to the corresponding assumptions in the original Appraisal. Therefore, we believe a slight increase in the pro forma midpoint valuation is warranted to maintain the pro forma valuation ratios at comparable levels. Consequently, we are increasing the pro forma midpoint valuation from $9.5 million to $10.0 million.

Table 5 summarizes the relative differences between the Bank’s pro forma valuation ratios and the Comparative Group’s median ratios. As illustrated, the pro forma valuation levels calculated in the original Appraisal are comparable to those evident in the current Appraisal. The Bank’s current pro forma midpoint P/B and P/TB ratios of 48.7% reflect a discount of 40.1% to the Comparative Group’s median P/B and P/TB ratios of 81.1%. The Bank’s pro forma minimum P/B and P/TB ratios of 44.2% reflect a discount of 45.5% to the Comparative Group median P/B and P/TB ratios of 81.1%. The Bank’s pro forma maximum P/B and P/TB ratios of 52.4% reflect a discount of 35.4% to the Comparative Group median P/B and P/TB ratios of 81.1%.

Valuation Conclusion

It is our opinion that, as of March 14, 2025, the estimated pro forma market value of the Bank was within a Valuation Range of $8,500,000 to $11,500,000 with a midpoint of $10,000,000. Pursuant to applicable appraisal guidelines, the Valuation Range was based upon a decrease of 15% from the midpoint value to determine the minimum value and an increase of 15% from the midpoint value to establish the maximum value. Assuming an additional increase of 15% above the maximum value would result in an adjusted maximum of $13,225,000. The pro forma midpoint value of $10.0 million represents an increase of 5.3% from the midpoint value of $9.5 million established in the original Appraisal as of August 30, 2024. Based on an initial offering price of $10.00 per share, the number of shares to be sold in the Stock Offering is as follows: 850,000 at the minimum, 1,000,000 at the midpoint, 1,150,000 at the maximum, and 1,322,500 at the adjusted maximum.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Security Bank, s.b.

March 14, 2025

Table 5

Comparative Market Valuation Ratios

(Dollars in Thousands)

	Original Appraisal					Appraisal Update
	Security Bank, s.b.					Security Bank, s.b.
	As of August 30, 2024					As of March 14, 2025
	Pro Forma Midpoint $9,500		Comp. Group Median(1)		Difference vs. Comp. Group	Pro Forma Midpoint $10,000		Comp. Group Median(1)		Difference vs. Comp. Group
Price / Book Ratio	48.73%		75.40%		-35.4%	48.54%		81.09%		-40.1%
Price / Tangible Book Ratio	48.73%		78.63%		-38.0%	48.54%		81.09%		-40.1%
Price / Core EPS Ratio	11.49	x	26.79	x	-57.1%	10.64	x	17.72	x	-40.0%

(1)	Based on the Comparative Group as of the corresponding Appraisal date.

Exhibit 12 compares the Bank’s pro forma market valuation ratios to those of the Comparative Group. Exhibit 13 displays the assumptions utilized in calculating the pro forma financial consequences of the stock offering. Exhibit 14 displays pro forma financial data at the minimum, midpoint, maximum, and adjusted maximum levels of the Valuation Range. Exhibit 15 provides more detailed data and calculations at the pro forma midpoint level of the Valuation Range. Exhibit 16 computes the percentage differences of the Bank’s pro forma valuation ratios with the averages and medians reported by the Comparative Group. Exhibit 17 provides supporting data on the financial ratios and trading market valuation ratios for all publicly traded thrift institutions.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.

/s/ Trent R. Feldman
By:	Trent R. Feldman
President

/s/ Peter W. L. Williams
By:	Peter W. L. Williams
Principal

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 1

Balance Sheets

Security Bank, s.b.

As of December 31, 2022 to 2024

	December 31,
	2024	2023	2022
Assets
Cash on hand	$4,109,800	$4,626,394	$2,321,556
Due from banks	39,033,504	28,681,754	34,861,030
Federal funds sold	397,000	502,000	24,853,000

Cash and cash equivalents	43,540,304	33,810,148	62,035,586
Time deposits	—	—	1,000,000
Held-to-maturity securities	980,144	2,212,113	3,197,609
Available-for-sale securities	45,412,339	48,529,202	47,413,457
Federal Home Loan Bank stock	697,500	697,500	262,200
Loans receivable	114,210,342	109,238,835	97,842,586
Allowance for credit losses	(1,162,211)	(2,158,183)	(1,103,077)

Total loans, net	113,048,131	107,080,652	96,739,509
Premises and equipment, net	2,909,534	3,038,629	3,132,208
Foreclosed assets	—	3,000	—
Bank-owned life insurance	2,237,215	2,169,473	2,110,114
Accrued interest receivable	710,199	730,893	583,783
Mortgage servicing rights, net	325,761	339,640	367,242
Deferred tax assets, net	2,965,633	3,137,490	3,529,628
Other assets	1,714,331	1,822,584	1,929,491

Total Assets	$214,541,091	$203,571,324	$222,300,827

Liabilities and Equity
Deposits:
Demand	$126,798,670	$117,472,624	$160,596,938
Savings	26,025,186	29,509,628	33,838,247
Time	46,548,168	31,127,339	14,289,360

Total Deposits	199,372,024	178,109,591	208,724,545
Advances from the Federal Home Loan Bank	—	10,500,000	—
Advances from borrowers for taxes and insurance	356,424	361,433	313,972
Accrued expenses and other liabilities	861,159	1,147,216	1,216,968

Total Liabilities	200,589,607	190,118,240	210,255,485

Retained earnings	18,672,325	17,989,342	17,477,413
Accumulated other comprehensive loss	(4,720,841)	(4,536,258)	(5,432,071)

Total Equity	13,951,484	13,453,084	12,045,342

Total Liabilities and Equity	$214,541,091	$203,571,324	$222,300,827

Source: Security Bank, s.b., financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 2

Income Statements

Security Bank, s.b.

For the Years Ended December 31, 2022 to 2024

	Year Ended December 31,
	2024	2023	2022
Total interest income	$10,051,836	$7,962,412	$6,080,250
Total interest expense	2,874,684	933,260	222,943

Net interest income	7,177,152	7,029,152	5,857,307
Provision for credit losses	39,134	872,000	181,185

Net interest income after provision	7,138,018	6,157,152	5,676,122

Service fees on deposits	1,065,874	1,235,282	1,413,563
Debit card fees	414,753	428,757	431,890
Mortgage loan servicing fees, net	126,639	147,222	156,993
Gain on sale of loans	82,969	37,049	87,106
Brokerage fees	—	22,920	96,782
Gain (loss) on sale of real estate owned	8,686	2,775	(74,233)
Other non-interest income	278,178	129,318	127,838

Total non-interest income	1,977,099	2,003,323	2,239,939

Salaries and employee benefits	4,208,551	4,022,650	3,770,450
Occupancy and equipment	548,535	573,242	498,687
Data processing fees	620,908	513,900	601,723
FDIC insurance premiums	140,400	139,300	137,000
Advertising	167,574	144,939	104,646
Director fees	98,300	96,000	96,750
Debit card expense	80,250	70,979	50,845
Professional fees	1,351,619	709,068	562,956
Telephone and internet	134,317	134,845	120,329
Other non-interest expense	830,329	834,477	822,544

Total non-interest expense	8,180,783	7,239,400	6,765,930

Income before income taxes	934,334	921,075	1,150,131
Provision for income taxes	251,351	237,546	302,827

Net income	$682,983	$683,529	$847,304

Source: Security Bank, s.b., financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 3

Liquidity and Investments Composition

Security Bank, s.b.

As of December 31, 2022 to 2024

(Dollars in Thousands)

	December 31,
	2024		2023		2022
Cash and Investments Category	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)
Cash and cash equivalents (1)	$43,540	48.04	$33,810	39.66	$63,036	55.34
Available-for-sale securities, at fair value::
Municipal bonds, taxable	6,912	7.63	6,851	8.04	6,804	5.97
Municipal bonds, non-taxable	2,221	2.45	2,580	3.03	2,545	2.23
U.S. Government treasury obligations	7,258	8.01	7,171	8.41	6,949	6.10
U.S. Government agency obligations	982	1.08	1,008	1.18	1,006	0.88
Residential mortgage-backed securities	14,880	16.42	16,718	19.61	15,075	13.23
Collateralized mortgage obligations	13,159	14.52	14,201	16.66	15,036	13.20

Total available-for-sale securities	45,412	50.11	48,530	56.93	47,413	41.62
Held-to-maturity securities, at amortized cost:
Certificates of deposit	980	1.08	2,212	2.59	3,198	2.81
Other investments:
Federal Home Loan Bank stock	698	0.77	698	0.82	262	0.23

Total cash and investments	$90,630	100.00	$85,249	100.00	$113,909	100.00

Percent of total assets (%)
Cash and cash equivalents		20.29		16.61		28.36
Available-for-sale securities		21.17		23.84		21.33
Held-to-maturity securities		0.46		1.09		1.44
Other investments		0.33		0.34		0.12

Total cash and investments		42.24		41.88		51.24

(1)	Includes federal funds sold and time deposits.

Source: Security Bank, s.b., financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 4

Loan Portfolio Composition

Security Bank, s.b.

As of December 31, 2022 to 2024

(Dollars in Thousands)

	December 31,
	2024		2023		2022
Loan Category	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)
Real estate loans:
One- to four-family residential	$32,973	28.83	$33,742	30.88	$35,062	35.88
Multi-family	4,834	4.23	5,205	4.76	5,125	5.24
Commercial	53,885	47.12	41,754	38.21	32,179	32.93
Construction and development	2,962	2.59	5,901	5.40	1,246	1.27
Farm land	3,843	3.36	4,180	3.83	3,992	4.08

	98,497	86.13	90,782	83.07	77,604	79.40
Commercial business loans	10,044	8.78	11,308	10.35	14,255	14.59
Consumer loans	5,812	5.08	7,191	6.58	5,874	6.01

Total loans	114,353	100.00	109,281	100.00	97,733	100.00

Allowance for credit losses	(1,162)		(2,158)		(1,103)
Deferred loan fees, net	(201)		(149)		(48)
Unearned dealer interest	58		107		157

Total loans, net	$113,048		$107,081		$96,739

Source: Security Bank, s.b., financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 5

Deposit Account Composition

Security Bank, s.b.

As of December 31, 2022 to 2024

(Dollars in Thousands)

	December 31,
	2024		2023		2022
Deposit Account Category	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)	Amount (000s)	Percent (%)
Non-interest bearing demand	$72,602	36.42	$62,257	34.95	$100,564	48.18
Money market and demand	54,197	27.18	55,215	31.00	60,033	28.76
Savings	26,025	13.05	29,510	16.57	33,838	16.21

Total non-certificate accounts	152,824	76.65	146,982	82.52	194,435	93.15
Certificate of deposit accounts	46,548	23.35	31,127	17.48	14,289	6.85

Total deposits	$199,372	100.00	$178,110	100.00	$208,725	100.00

Source: Security Bank, s.b., financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 6

General Operating Characteristics

As of December 31, 2024

	City/State	Ticker	Exchange	No. of Offices	IPO Date	Total Assets ($000s)	Total Deposits ($000s)	Total Equity ($000s)	Tang. Common Equity ($000s)
Security Bank, s.b.	Springfield, Illinois	NA	NA	3	NA	214,541	199,372	13,951	13,951
Comparative Group Average						640,442	499,348	97,647	92,962
Comparative Group Median						546,029	470,446	79,320	79,320
Comparative Group
BV Financial, Inc.	Baltimore, MD	BVFL	NASDAQ	14	01/12/05	911,821	651,491	195,499	180,248
Catalyst Bancorp, Inc.	Opelousas, LA	CLST	NASDAQ	6	10/12/21	276,697	185,674	80,204	80,204
Central Plains Bancshares, Inc.	Grand Island, NE	CPBI	NASDAQ	9	10/19/23	484,294	394,348	81,266	81,266
Home Federal Bancorp, Inc.	Shreveport, LA	HFBL	NASDAQ	11	01/18/05	607,763	546,544	53,933	49,890
IF Bancorp, Inc.	Watseka, IL	IROQ	NASDAQ	8	07/07/11	885,149	682,126	75,939	75,939
Magyar Bancorp, Inc.	New Brunswick, NJ	MGYR	NASDAQ	7	01/23/06	1,008,408	848,832	111,676	111,676
NSTS Bancorp, Inc. (1)	Waukegan, IL	NSTS	NASDAQ	3	01/18/22	268,439	179,887	78,436	78,436
PB Bankshares, Inc.	Coatesville, PA	PBBK	NASDAQ	6	07/14/21	451,317	354,190	48,658	48,658
SR Bancorp, Inc.	Bound Brook, NJ	SRBK	NASDAQ	14	09/19/23	1,064,505	824,081	198,145	170,757
Texas Community Bancshares, Inc. (1)	Mineola, TX	TCBS	NASDAQ	7	07/14/21	446,023	326,307	52,712	52,547

(1)	As of September 30, 2024.

Source: Security Bank, s.b.; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 7

General Financial Performance Ratios

As of or For the Last Twelve Months Ended December 31, 2024

	Total Assets ($000s)	Total Deposits ($000s)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Net Interest Margin (%)	Effcy. Ratio (%)	LTM ROA (%)	LTM ROE (%)	Core ROA (%)	Core ROE (%)
Security Bank, s.b.	214,541	199,372	6.50	6.50	3.48	89.37	0.32	4.63	0.32	4.63
Comparative Group Average	640,442	499,348	16.62	16.20	3.10	79.98	0.10	1.90	0.45	3.77
Comparative Group Median	546,029	470,446	14.30	14.13	3.04	78.08	0.36	3.88	0.53	3.92
All Public Thrift Average	6,326,852	4,851,364	13.83	13.07	3.00	80.72	0.27	1.97	0.43	3.02
All Public Thrift Median	1,751,325	1,326,140	11.84	11.07	2.79	78.66	0.45	3.88	0.46	3.34
Comparative Group
BV Financial, Inc.	911,821	651,491	21.44	20.10	4.28	56.84	1.32	5.77	1.32	5.77
Catalyst Bancorp, Inc.	276,697	185,674	28.99	28.99	3.62	77.84	(1.10)	(3.79)	0.53	1.83
Central Plains Bancshares, Inc.	484,294	394,348	16.78	16.78	3.53	75.40	0.79	5.72	0.79	5.72
Home Federal Bancorp, Inc.	607,763	546,544	8.87	8.26	2.98	78.31	0.52	6.38	0.56	6.81
IF Bancorp, Inc.	885,149	682,126	8.58	8.58	2.16	85.37	0.33	4.01	0.34	4.08
Magyar Bancorp, Inc.	1,008,408	848,832	11.07	11.07	3.11	62.46	0.86	7.57	0.87	7.67
NSTS Bancorp, Inc. (1)	268,439	179,887	29.22	29.22	2.80	117.43	(1.72)	(5.86)	(1.20)	(4.09)
PB Bankshares, Inc.	451,317	354,190	10.78	10.78	2.53	85.55	0.39	3.75	0.39	3.75
SR Bancorp, Inc.	1,064,505	824,081	18.61	16.46	3.15	75.51	0.04	0.21	0.53	2.85
Texas Community Bancshares, Inc. (1)	446,023	326,307	11.82	11.79	2.85	85.11	(0.48)	(4.80)	0.33	3.34

(1)	As of or for the last twelve months ended September 30, 2024.

Source: Security Bank, s.b.; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 8

Income and Expense Analysis

For the Last Twelve Months Ended December 31, 2024

	As a Percent of Average Assets
	Interest Income	Interest Expense	Net Interest Income	Other Oper. Income	Gains & Non-rec. Income	Prov. for Credit Losses	Gen. & Admin. Expense	Intang. Amort. Expense	Non-rec. Expense	Pre-tax Core Earnings
Security Bank, s.b.	4.73	1.35	3.38	0.93	0.00	0.02	3.85	0.00	0.00	0.44
Comparative Group Average	4.85	1.92	2.94	0.38	(0.37)	0.03	2.62	0.02	0.03	0.67
Comparative Group Median	4.92	1.89	2.87	0.39	(0.00)	(0.00)	2.44	0.00	0.00	0.63
All Public Thrift Average	5.07	2.24	2.84	0.54	(0.09)	0.10	2.63	0.08	0.03	0.67
All Public Thrift Median	5.03	2.19	2.60	0.32	0.00	0.05	2.39	0.01	0.00	0.60
Comparative Group
BV Financial, Inc.	5.24	1.29	3.95	0.26	0.02	(0.04)	2.39	0.02	0.00	1.86
Catalyst Bancorp, Inc.	4.92	1.53	3.39	0.49	(1.85)	0.24	3.05	0.00	0.20	0.60
Central Plains Bancshares, Inc.	5.12	1.70	3.42	0.54	0.00	0.01	2.98	0.00	0.00	0.97
Home Federal Bancorp, Inc.	4.89	2.09	2.80	0.32	0.00	(0.02)	2.48	0.05	0.00	0.65
IF Bancorp, Inc.	4.85	2.77	2.08	0.57	(0.01)	(0.07)	2.26	0.00	0.00	0.46
Magyar Bancorp, Inc.	5.25	2.29	2.96	0.26	0.00	0.00	2.01	0.00	0.01	1.21
NSTS Bancorp, Inc. (1)	3.71	1.11	2.60	0.52	(0.66)	0.08	3.67	0.00	0.00	(0.62)
PB Bankshares, Inc.	5.24	2.76	2.47	0.18	0.11	(0.01)	2.27	0.00	0.00	0.39
SR Bancorp, Inc.	4.38	1.43	2.95	0.23	(0.43)	(0.01)	2.40	0.15	0.05	0.79
Texas Community Bancshares, Inc. (1)	4.92	2.18	2.73	0.46	(0.93)	0.08	2.72	0.03	0.07	0.39

(1)	For the last twelve months ended September 30, 2024.

Source: Security Bank, s.b.; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 9

Balance Sheet Composition

As of December 31, 2024

	As a Percent of Total Assets
	Cash and Securities	Net Loans	Real Est. Owned	Intang. Assets	Other Assets	Total Deposits	Borrowed Funds	Other Liabs.	Total Liabs.	Total Equity
Security Bank, s.b.	42.24	52.69	0.00	0.00	5.06	92.93	0.00	0.57	93.50	6.50
Comparative Group Average	22.44	71.56	0.04	0.49	5.46	76.72	5.45	1.21	83.38	16.62
Comparative Group Median	19.61	74.34	0.00	0.00	5.10	77.24	3.24	1.21	85.70	14.30
All Public Thrift Average	19.50	75.01	0.08	0.77	4.78	75.47	9.43	1.26	86.37	13.83
All Public Thrift Median	17.48	75.99	0.00	0.04	4.87	77.15	6.79	1.06	88.18	11.84
Comparative Group
BV Financial, Inc.	12.67	79.98	0.02	1.67	5.67	71.45	5.47	1.64	78.56	21.44
Catalyst Bancorp, Inc.	31.95	59.47	0.07	0.00	8.51	67.10	3.45	0.46	71.01	28.99
Central Plains Bancshares, Inc.	13.33	82.39	0.00	0.00	4.29	81.43	0.00	1.79	83.22	16.78
Home Federal Bancorp, Inc.	18.96	75.51	0.00	0.67	4.87	89.93	0.80	0.40	91.13	8.87
IF Bancorp, Inc.	22.00	73.17	0.00	0.00	4.83	77.06	13.27	1.09	91.42	8.58
Magyar Bancorp, Inc.	15.76	79.10	0.25	0.00	4.89	84.18	3.02	1.73	88.93	11.07
NSTS Bancorp, Inc. (1)	41.69	51.01	0.00	0.00	7.30	67.01	1.86	1.91	70.78	29.22
PB Bankshares, Inc.	19.99	76.40	0.00	0.00	3.61	78.48	9.41	1.33	89.22	10.78
SR Bancorp, Inc.	19.24	72.87	0.00	2.57	5.31	77.41	3.03	0.94	81.39	18.61
Texas Community Bancshares, Inc. (1)	28.86	65.68	0.11	0.04	5.31	73.16	14.17	0.85	88.18	11.82

(1)	As of September 30, 2024.

Source: Security Bank, s.b.; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 10

Growth Rates, Credit Risk, and Loan Composition

As of or For the Last Twelve Months Ended December 31, 2024

	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	NPLs(1)/ Total Loans (%)	NPAs(1)/ Total Assets (%)	Allow. for Credit Losses/ NPLs(1) (%)	Allow. for Credit Losses/ Loans (%)	Resid. Real Est. Loans(2)/ Loans (%)	Other Real Est. Loans/ Loans (%)	Non- Real Est. Loans/ Loans (%)
Security Bank, s.b.	5.39	5.57	11.94	1.08	0.57	94.32	1.02	32.04	54.02	13.94
Comparative Group Average	2.22	8.43	4.93	0.40	0.34	203.25	1.11	42.20	40.39	17.41
Comparative Group Median	2.38	8.35	6.85	0.42	0.33	187.00	1.10	35.68	44.38	15.99
All Public Thrift Average	3.61	5.99	7.17	0.73	0.57	195.68	1.04	32.89	42.93	24.17
All Public Thrift Median	1.37	3.44	5.55	0.38	0.29	160.94	1.00	30.48	46.22	23.31
Comparative Group
BV Financial, Inc.	3.00	4.74	2.74	0.54	0.46	213.05	1.16	32.75	61.89	5.36
Catalyst Bancorp, Inc.	2.13	15.24	12.11	0.94	0.64	160.94	1.51	46.84	14.77	38.39
Central Plains Bancshares, Inc.	6.60	7.78	7.32	0.93	0.78	156.69	1.46	27.70	45.15	27.15
Home Federal Bancorp, Inc.	(7.10)	(8.88)	(6.36)	0.39	0.30	263.83	1.02	38.60	35.30	26.10
IF Bancorp, Inc.	(2.81)	(0.90)	0.60	0.03	0.02	NM	1.12	26.62	51.10	22.28
Magyar Bancorp, Inc.	10.00	10.65	11.17	0.04	0.29	NM	0.98	30.52	59.77	9.71
NSTS Bancorp, Inc. (3)	6.61	27.99	8.80	0.00	0.00	NM	0.92	89.51	5.13	5.36
PB Bankshares, Inc.	2.63	7.29	6.37	0.46	0.36	270.90	1.25	29.66	61.74	8.60
SR Bancorp, Inc.	(0.97)	11.50	(2.28)	0.00	0.00	NM	0.65	53.07	43.62	3.31
Texas Community Bancshares, Inc. (3)	2.13	8.93	8.81	0.70	0.57	154.08	1.07	46.73	25.46	27.81

(1)	Includes accruing troubled debt restructurings.
(2)	Includes home equity and second mortgage loans.
(3)	As of or for the last twelve months ended September 30, 2024.

Source: Security Bank, s.b.; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 11

Comparative Group Market Price and Ratio Change

Market Price Data as of August 30, 2024 and March 14, 2025

Company	8/30/24 Closing Stock Price ($)	3/14/25 Closing Stock Price ($)	Change (%)	8/30/24 Price/ Core EPS (x)	3/14/25 Price/ Core EPS (x)	Change (%)	8/30/24 Price/ Book Value (%)	3/14/25 Price/ Book Value (%)	Change (%)	8/30/24 Price/ Tang. Book (%)	3/14/25 Price/ Tang. Book (%)	Change (%)
Comparative Group Median	NA	NA	13.9	18.30	17.72	(3.1)	75.07	81.09	8.0	78.29	81.09	3.6
Comparative Group Average	NA	NA	12.6	19.75	19.79	0.2	73.15	79.62	8.9	76.25	81.78	7.3
Comparative Group
BV Financial, Inc.	14.35	15.11	5.3	12.70	13.75	NM	79.53	82.28	3.5	85.95	89.24	3.8
Catalyst Bancorp, Inc.	11.67	11.70	0.3	NM	31.03	NM	64.51	62.41	(3.3)	64.51	62.41	(3.3)
Central Plains Bancshares, Inc.	11.83	14.76	24.8	NM	15.22	NM	61.70	75.76	22.8	61.70	75.76	22.8
Home Federal Bancorp, Inc.	12.63	12.31	(2.5)	10.03	10.59	5.6	75.21	71.50	(4.9)	91.69	77.30	(15.7)
IF Bancorp, Inc.	18.00	24.09	33.8	31.58	25.42	(19.5)	81.65	106.31	30.2	81.65	106.31	30.2
Magyar Bancorp, Inc.	12.40	14.16	14.2	10.60	10.59	(0.1)	74.93	82.16	9.6	74.93	82.16	9.6
NSTS Bancorp, Inc.	9.85	11.90	20.8	NM	NM	NM	68.18	80.03	17.4	68.18	80.03	17.4
PB Bankshares, Inc.	16.10	16.35	1.6	23.89	21.51	(9.9)	90.86	85.76	(5.6)	90.86	85.76	(5.6)
SR Bancorp, Inc.	10.00	11.42	14.2	NM	17.72	NM	47.66	53.35	11.9	55.49	61.90	11.6
Texas Community Bancshares, Inc.	14.31	16.25	13.6	29.69	32.29	8.8	87.22	96.66	10.8	87.55	96.97	10.8
Index Values
S&P 500 Stock Index	5,648.4	5,638.9	(0.2)
S&P Broad Market Index Banks	189.5	193.1	1.9
NASDAQ Bank Index	4,331.4	4,125.0	(4.8)
S&P SmallCap Banks Index	247.7	240.7	(2.8)
S&P Midwest Banks Index	698.4	652.9	(6.5)

Source: S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 12

Comparative Pro Forma Market Valuation Analysis

Computed from Market Price Data as of March 14, 2025

Company	Current Stock Price ($)	Total Market Value ($Mil.)	Price/ LTM EPS (x)	Price/ Core EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Current Dividend Yield (%)
Security Midwest Bancorp, Inc.(1)
Pro Forma Minimum	10.00	8.5	9.26	9.26	44.17	44.17	3.86	8.75	8.75	0.00
Pro Forma Midpoint	10.00	10.0	10.64	10.64	48.54	48.54	4.52	9.30	9.30	0.00
Pro Forma Maximum	10.00	11.5	12.05	12.05	52.41	52.41	5.16	9.85	9.85	0.00
Pro Forma Adjusted Maximum	10.00	13.2	13.51	13.51	56.27	56.27	5.90	10.48	10.48	0.00
Comparative Group Median	NA	60.4	14.48	17.72	81.09	81.09	10.68	14.30	14.13	0.00
Comparative Group Average	NA	73.6	16.40	19.79	79.62	81.78	12.70	16.62	16.20	0.85
All Public Thrift Median(2)	NA	187.4	15.55	16.54	80.03	82.95	9.54	11.84	11.07	0.66
All Public Thrift Average (2)	NA	557.2	16.23	19.23	83.93	92.15	10.71	13.83	13.07	1.69
Comparative Group
BV Financial, Inc.	15.11	171.8	13.74	13.75	82.28	89.24	17.64	21.44	20.10	0.00
Catalyst Bancorp, Inc.	11.70	51.5	NM	31.03	62.41	62.41	18.09	28.99	28.99	0.00
Central Plains Bancshares, Inc.	14.76	62.6	15.22	15.22	75.76	75.76	12.71	16.78	16.78	0.00
Home Federal Bancorp, Inc.	12.31	37.3	11.29	10.59	71.50	77.30	6.35	8.87	8.26	4.22
IF Bancorp, Inc.	24.09	77.7	25.90	25.42	106.31	106.31	9.12	8.58	8.58	1.67
Magyar Bancorp, Inc.	14.16	91.8	10.73	10.59	82.16	82.16	9.10	11.07	11.07	1.65
NSTS Bancorp, Inc.	11.90	58.2	NM	NM	80.03	80.03	23.38	29.22	29.22	0.00
PB Bankshares, Inc.	16.35	38.6	21.51	21.51	85.76	85.76	9.25	10.78	10.78	0.00
SR Bancorp, Inc.	11.42	99.4	NM	17.72	53.35	61.90	9.93	18.61	16.46	0.00
Texas Community Bancshares, Inc.	16.25	47.2	NM	32.29	96.66	96.97	11.42	11.82	11.79	0.98

(1)

Assumes Conversion is completed at an estimated pro forma market value of $8.5 million at the minimum, $10.0 million at the midpoint, $11.5 million at the maximum and $13.2 million at the adjusted maximum.

(2)	All public thrifts traded on a major exchange, excluding mutual holding companies and companies being acquired in announced merger transactions.

Source: Security Bank, s.b.; S&P Global; Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 13

Pro Forma Assumptions for the Conversion Stock Offering

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

2.

The Bank will use a portion of the net proceeds to withdraw from the multiple-employer defined benefit pension plan in which it participates. The Bank estimates that withdrawing from the pension plan would result in a $1.4 million pre-tax charge to operations, $1.0 million after-tax reduction to equity, and pre-tax cost savings of $156,000 ($112,000 after taxes), based upon the Bank’s actual pension plan expense for the year ended December 31, 2024.

3.

The net offering proceeds are invested to yield a return of 4.38%, which represented the yield on five-year U.S. Treasury securities at December 31, 2024. The effective combined federal and state income tax rate was assumed to be 28.5%, resulting in a net after-tax yield of 3.13%.

4.

It is assumed that 7.0% of the total shares of common stock to be sold in the Conversion will be acquired by the Bank’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a 20-year loan to the ESOP from the Bank. No re-investment is assumed on proceeds used to fund the ESOP.

5.

It is assumed that the Bank’s restricted stock plan (“RSP”) will purchase in the open market a number of shares equal to 3.0% of the total shares sold in the Conversion. Also, it is assumed that these shares are acquired at the initial public offering price of $10.00 per share. Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No re-investment is assumed on proceeds used to fund the RSP.

6.

It is assumed that an additional 10.0% of the total shares sold in the Stock Offering will be reserved for issuance by the Bank’s stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed value of $4.97 per option. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period and 25.0% were non-qualified options for tax purposes, the options would vest at a rate of 20.0% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period

7.

The fair value of stock options has been estimated at $4.97 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.00%; an expected option life of 10 years; a risk-free interest rate of 4.58% based on the ten-year U.S. Treasury yield at December 31, 2024; and a volatility rate of 28.09% based on a selected banking stock index.

8.	Offering expenses to be netted against gross offering proceeds are estimated at $1,350,000.

9.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the Stock Offering.

10.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 14

Pro Forma Conversion Valuation Range

Security Bank, s.b.

Historical Financial Data as of December 31, 2024

(Dollars in Thousands, Except Per Share Data)

	Minimum	Midpoint	Maximum	Adj. Maximum
Shares sold in the offering	850,000	1,000,000	1,150,000	1,322,500
Offering price	$10.00	$10.00	$10.00	$10.00
Gross offering proceeds	$8,500	$10,000	$11,500	$13,225
Less: estimated offering expenses	(1,350)	(1,350)	(1,350)	(1,350)

Net offering proceeds	7,150	8,650	10,150	11,875
Less: ESOP purchase	(595)	(700)	(805)	(926)
Less: RSP purchase	(255)	(300)	(345)	(397)

Net investable proceeds	$6,300	$7,650	$9,000	$10,552
Net income - LTM ended 12/31/24	$683	$683	$683	$683
Pro forma income on net proceeds	197	240	282	330
Pro forma ESOP adjustment	(21)	(25)	(29)	(33)
Pro forma RSP adjustment	(36)	(43)	(49)	(57)
Pro forma stock option adjustment	(78)	(92)	(106)	(122)
Expense savings from pension plan withdrawal	112	112	112	112

Pro forma net income	$857	$875	$893	$913

Pro forma earnings per share	$1.08	$0.94	$0.83	$0.74
Core earnings - LTM ended 12/31/24	$683	$683	$683	$683
Pro forma income on net proceeds	197	240	282	330
Pro forma ESOP adjustment	(21)	(25)	(29)	(33)
Pro forma RSP adjustment	(36)	(43)	(49)	(57)
Pro forma stock option adjustment	(78)	(92)	(106)	(122)
Expense savings from pension plan withdrawal	112	112	112	112

Pro forma core earnings	$857	$875	$893	$913

Pro forma core earnings per share	$1.08	$0.94	$0.83	$0.74
Total equity - 12/31/24	$13,951	$13,951	$13,951	$13,951
Net offering proceeds	7,150	8,650	10,150	11,875
Less: ESOP purchase	(595)	(700)	(805)	(926)
Less: RSP purchase	(255)	(300)	(345)	(397)
Less: pension plan withdrawal cost	(1,005)	(1,005)	(1,005)	(1,005)

Pro forma total equity	$19,246	$20,596	$21,946	$23,498

Pro forma tangible equity	$19,246	$20,596	$21,946	$23,498

Pro forma book value	$22.64	$20.60	$19.08	$17.77
Pro forma tangible book value	$22.64	$20.60	$19.08	$17.77
Total assets - 12/31/24	$214,734	$214,734	$214,734	$214,734
Net offering proceeds	7,150	8,650	10,150	11,875
Less: ESOP purchase	(595)	(700)	(805)	(926)
Less: RSP purchase	(255)	(300)	(345)	(397)
Less: pension plan withdrawal cost	(1,005)	(1,005)	(1,005)	(1,005)

Pro forma total assets	$220,029	$221,379	$222,729	$224,281
Pro Forma Ratios:
Price / Book Value	44.17%	48.54%	52.41%	56.27%
Price / Tangible Book Value	44.17%	48.54%	52.41%	56.27%
Price / LTM Earnings Per Share	9.26x	10.64x	12.05x	13.51x
Price / Core Earnings Per Share	9.26x	10.64x	12.05x	13.51x
Price / Total Assets	3.86%	4.52%	5.16%	5.90%
Total Equity / Assets	8.75%	9.30%	9.85%	10.48%
Tangible Equity / Assets	8.75%	9.30%	9.85%	10.48%

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 15

Pro Forma Conversion Analysis at the Midpoint Value

Security Bank, s.b.

Historical Financial Data as of December 31, 2024

Valuation Parameters	Symbol	Data
Net income (adjusted for pension)	Y	$795,000
Core earnings (adjusted for pension)	Y	795,000
Net worth	B	13,951,000
Tangible net worth	B	13,951,000
Total assets	A	214,734,000
Expenses in conversion	X	1,350,000
Other proceeds not reinvested	O	1,000,000
ESOP purchase	E	700,000
ESOP expense (pre-tax)	F	34,965
RSP purchase	M	300,000
RSP expense (pre-tax)	N	60,140
Stock option expense (pre-tax)	Q	99,400
Pension withdrawal cost (pre-tax)	P	1,404,000
Option expense tax-deductible	D	25.00%
Re-investment rate (after-tax)	R	3.13%
Tax rate	T	28.50%
Shares for EPS	S	93.35%
Pro Forma Valuation Ratios at Midpoint Value
Price / LTM EPS	P/E	10.64x
Price / Core EPS	P/E	10.64x
Price / Book Value	P/B	48.54%
Price / Tangible Book	P/TB	48.54%
Price / Assets	P/A	4.52%

Pro Forma Calculation at Midpoint Value					Based on
V	=	(P/E /S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))	=	$10,000,000	[LTM earnings]
		1 - (P/E / S) * R
V	=	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T))	=	$10,000,000	[Core earnings]
		1 - (P/E / S) * R
V	=	P/B * (B - X - E - M - P*(1-T))	=	$10,000,000	[Book value]
		1 - P/B
V	=	P/TB * (B - X - E - M - P*(1-T))	=	$10,000,000	[Tangible book]
		1 - P/TB
V	=	P/A * (A - X - E - M - P*(1-T))	=	$10,000,000	[Total assets]
		1 - P/A

Pro Forma Valuation Range						Valuation Range
Minimum	=	$10,000,000	x	0.8500	=	$ 8,500,000
Midpoint	=	$10,000,000	x	1.0000	=	$10,000,000
Maximum	=	$10,000,000	x	1.1500	=	$11,500,000
Adj. Max.	=	$11,500,000	x	1.1500	=	$13,225,000

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 16

Comparative Valuation Ratio Analysis

Pro Forma Conversion Valuation

Computed from Market Price Data as of March 14, 2025

Valuation Ratio	Symbol	Security Midwest Bancorp	Comparative Group		All Public Thrifts (1)
			Average	Median	Average	Median
Price / LTM EPS	P/E		16.40	14.48	16.23	15.55
Minimum	(x)	9.26	-43.5%	-36.0%	-42.9%	-40.5%
Midpoint		10.64	-35.1%	-26.5%	-34.4%	-31.6%
Maximum		12.05	-26.5%	-16.8%	-25.8%	-22.5%
Adjusted Maximum		13.51	-17.6%	-6.7%	-16.7%	-13.1%
Price / Core EPS	P/E		19.79	17.72	19.23	16.54
Minimum	(x)	9.26	-53.2%	-47.8%	-51.9%	-44.0%
Midpoint		10.64	-46.2%	-40.0%	-44.7%	-35.7%
Maximum		12.05	-39.1%	-32.0%	-37.4%	-27.1%
Adjusted Maximum		13.51	-31.7%	-23.7%	-29.7%	-18.3%
Price / Book Value	P/B		79.62	81.09	83.93	80.03
Minimum	(%)	44.17	-44.5%	-45.5%	-47.4%	-44.8%
Midpoint		48.54	-39.0%	-40.1%	-42.2%	-39.3%
Maximum		52.41	-34.2%	-35.4%	-37.6%	-34.5%
Adjusted Maximum		56.27	-29.3%	-30.6%	-32.9%	-29.7%
Price / Tangible Book	P/TB		81.78	81.09	92.15	82.95
Minimum	(%)	44.17	-46.0%	-45.5%	-52.1%	-46.7%
Midpoint		48.54	-40.6%	-40.1%	-47.3%	-41.5%
Maximum		52.41	-35.9%	-35.4%	-43.1%	-36.8%
Adjusted Maximum		56.27	-31.2%	-30.6%	-38.9%	-32.2%
Price / Total Assets	P/A		12.70	10.68	10.71	9.54
Minimum	(%)	3.86	-69.6%	-63.8%	-63.9%	-59.5%
Midpoint		4.52	-64.4%	-57.7%	-57.8%	-52.7%
Maximum		5.16	-59.3%	-51.6%	-51.8%	-45.9%
Adjusted Maximum		5.90	-53.6%	-44.8%	-44.9%	-38.2%

(1)	Excludes companies subject to mutual holding company ownership or pending acquisition.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 17

Financial and Market Data for All Public Thrifts

Company	State	Ticker	Total Assets ($Mil.)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	LTM ROA (%)	LTM ROE (%)	Closing Price 3/14/25 ($)	Total Market Value ($Mil.)	Price/ LTM EPS (x)	Price/ Core EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
All Public Thrifts (1)
Affinity Bancshares, Inc.	GA	AFBI	867	14.90	13.07	0.62	4.33	17.47	112.0	21.0	16.5	86.7	100.9	12.92	0.00
Axos Financial, Inc.	NV	AX	23,709	10.64	10.12	1.86	18.84	63.94	3,650.9	8.6	8.3	144.8	153.1	15.40	0.00
Blue Foundry Bancorp	NJ	BLFY	2,061	16.12	16.11	(0.58)	(3.45)	9.30	190.8	NM	NM	63.1	63.1	10.16	0.00
Broadway Financial Corporation	CA	BYFC	1,304	21.89	20.20	0.14	0.69	7.23	40.2	NM	48.5	48.8	61.3	5.72	0.00
BV Financial, Inc.	MD	BVFL	912	21.44	20.10	1.32	5.77	15.11	171.8	13.7	13.7	82.3	89.2	17.64	0.00
Capitol Federal Financial, Inc.	KS	CFFN	9,538	10.77	10.67	0.53	4.94	5.69	738.7	14.6	14.4	73.6	74.3	7.92	6.12
Carver Bancorp, Inc.	NY	CARV	728	4.44	4.44	(1.33)	(24.43)	1.38	7.3	NM	NM	68.9	68.9	1.03	0.00
Catalyst Bancorp, Inc.	LA	CLST	277	28.99	28.99	(1.10)	(3.79)	11.70	51.5	NM	31.0	62.4	62.4	18.09	0.00
Central Plains Bancshares, Inc.	NE	CPBI	484	16.78	NA	0.79	5.72	14.76	62.6	NA	NA	75.8	NA	12.71	0.00
ECB Bancorp, Inc.	MA	ECBK	1,418	11.87	11.87	0.30	2.39	14.88	135.3	31.0	31.0	80.4	80.4	9.54	0.00
FB Bancorp, Inc.	LA	FBLA	1,221	26.72	26.72	(0.53)	(3.27)	11.25	223.2	NM	NM	NA	NA	NA	0.00
Fifth District Bancorp, Inc.	LA	FDSB	524	24.41	24.41	NA	(1.24)	12.32	68.5	NA	NA	53.6	53.6	13.08	0.00
First Northwest Bancorp	WA	FNWB	2,232	6.89	6.85	(0.30)	(4.09)	10.18	88.6	NM	NM	61.9	62.3	4.27	2.75
First Seacoast Bancorp, Inc.	NH	FSEA	602	10.93	10.90	(1.52)	(13.43)	11.01	48.6	NM	NM	79.0	79.2	8.63	0.00
Flagstar Financial, Inc.	NY	FLG	100,160	8.15	7.70	(0.97)	(12.81)	11.86	4,918.6	NM	NM	64.2	68.6	4.94	0.35
FS Bancorp, Inc.	WA	FSBW	3,029	9.76	9.25	1.18	12.39	36.76	284.2	8.4	6.7	97.4	103.4	9.51	3.09
HarborOne Bancorp, Inc.	MA	HONE	5,753	9.99	9.05	0.47	4.71	10.75	467.6	16.3	16.0	81.7	91.2	8.17	3.05
Hingham Institution for Savings	MA	HIFS	4,458	9.69	9.69	0.65	6.68	235.10	512.6	18.3	42.7	118.7	118.7	11.50	1.08
Home Federal Bancorp, Inc.	LA	HFBL	608	8.87	8.26	0.52	6.38	12.31	37.3	11.3	10.6	71.5	77.3	6.35	4.22
IF Bancorp, Inc.	IL	IROQ	885	8.58	8.58	0.33	4.01	24.09	77.7	25.9	25.4	106.3	106.3	9.12	1.67
Kearny Financial Corp.	NJ	KRNY	7,731	9.63	8.27	(0.91)	(9.05)	6.39	399.5	NM	NM	55.4	65.5	5.34	7.09
Magyar Bancorp, Inc.	NJ	MGYR	1,008	11.07	11.07	0.86	7.57	14.16	91.8	10.7	10.6	82.2	82.2	9.10	1.65
Northeast Community Bancorp, Inc.	NY	NECB	2,010	15.84	15.84	2.46	15.59	22.82	266.4	6.5	6.5	100.5	100.5	15.92	2.63
Northfield Bancorp, Inc.	NJ	NFBK	5,666	12.44	11.80	0.52	4.30	11.40	491.5	15.8	17.3	69.4	73.7	8.63	4.65
NSTS Bancorp, Inc.	IL	NSTS	268	29.22	29.22	(1.72)	(5.86)	11.90	58.2	NM	NM	80.0	80.0	23.38	0.00
PB Bankshares, Inc.	PA	PBBK	451	10.78	10.78	0.39	3.75	16.35	38.6	21.5	NA	85.8	85.8	9.25	0.00
Ponce Financial Group, Inc.	NY	PDLB	3,040	16.63	16.63	0.37	2.20	12.76	305.8	27.7	28.2	109.0	109.0	10.86	0.00
Provident Bancorp, Inc.	MA	PVBC	1,593	14.50	14.50	0.46	3.21	11.52	192.7	26.8	26.8	88.7	88.7	12.86	0.00
Provident Financial Holdings, Inc.	CA	PROV	1,255	10.25	10.25	0.50	4.74	14.16	94.7	15.6	16.9	73.8	73.8	7.56	3.96
Provident Financial Services, Inc.	NJ	PFS	24,052	10.82	7.67	0.57	5.07	17.15	2,237.9	16.3	10.2	86.0	125.5	9.30	5.76

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 17 (continued)

Financial and Market Data for All Public Thrifts

Company	State	Ticker	Total Assets ($Mil.)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	LTM ROA (%)	LTM ROE (%)	Closing Price 3/14/25 ($)	Total Market Value ($Mil.)	Price/ LTM EPS (x)	Price/ Core EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Riverview Bancorp, Inc.	WA	RVSB	1,509	10.49	8.84	0.05	0.50	5.19	109.7	NM	24.0	69.3	83.7	7.27	1.51
SR Bancorp, Inc.	NJ	SRBK	1,065	18.61	16.46	0.04	0.21	11.42	99.4	NM	17.7	53.3	61.9	9.93	0.00
Sterling Bancorp, Inc.	MI	SBT	2,437	13.71	13.71	0.09	0.65	4.83	252.6	NM	NM	75.6	75.6	10.37	0.00
Texas Community Bancshares, Inc.	TX	TCBS	446	11.82	11.79	(0.48)	(4.80)	16.25	47.2	NM	32.3	96.7	97.0	11.42	0.98
Timberland Bancorp, Inc.	WA	TSBK	1,909	13.05	12.34	1.30	10.29	30.12	239.6	9.7	9.7	96.1	102.5	12.55	3.40
Triumph Financial, Inc.	TX	TFIN	5,949	14.98	11.12	0.28	1.81	61.09	1,427.8	NM	NM	168.9	243.1	24.20	0.00
TrustCo Bank Corp NY	NY	TRST	6,239	10.84	10.83	0.80	7.43	30.38	577.8	11.8	12.1	85.4	85.5	9.26	4.74
Waterstone Financial, Inc.	WI	WSBF	2,210	15.35	15.32	0.84	5.48	13.84	241.1	13.7	13.9	78.9	79.1	12.12	4.41
Western New England Bancorp, Inc.	MA	WNEB	2,653	8.89	8.41	0.45	4.93	8.96	183.9	16.0	17.1	79.3	84.3	7.05	3.13
WSFS Financial Corporation	DE	WSFS	20,814	12.39	8.05	1.27	10.43	52.00	3,045.0	11.8	11.2	117.8	189.8	14.65	1.19
Average			6,327	13.83	13.07	0.27	1.97	NA	557.2	16.2	19.2	83.9	92.2	10.71	1.69
Median			1,751	11.84	11.07	0.45	3.88	NA	187.4	15.6	16.5	80.0	82.9	9.54	0.66

(1)	Public thrifts traded on NYSE, NYSE American, and NASDAQ stock markets; excludes companies subject to pending acquisitions or mutual holding company ownership.

Source: S&P Global.